*PW



10031897

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50337

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonfund Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Old Danbury Road
(No. and Street)

Wilton (City) CT (State) 06897 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann L. Chu 203-563-5085 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address), New York (City), NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 0 2 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ann L. Chu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commonfund Securities, Inc., as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller
Title

ELEANOR F. ROYSTON
NOTARY PUBLIC
MY COMMISSION EXPIRES SEP. 30, 2011

Eleanor F. Royston
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471-3000
Facsimile (813) 286-6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Board of Directors and Shareholders of Commonfund Securities, Inc.:

In planning and performing our audit of the financial statements of Commonfund Securities, Inc. (the "Company") as of and for the year ended June 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 25, 2010

Commonfund Securities, Inc.

(A wholly-owned subsidiary of The Common Fund for Nonprofit Organizations)

Statement of Financial Condition

June 30, 2010

Commonfund Securities, Inc.
Index
June 30, 2010

	Page(s)
Report of Independent Auditors	1
Financial Statements	
Statement of Financial Condition	2
Note to Financial Statements	3–6

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Shareholder of Commonfund Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Commonfund Securities, Inc. (the "Company") at June 30, 2010, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the notes to the financial statement, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

August 25, 2010

Commonfund Securities, Inc.
Statement of Financial Condition
June 30, 2010

Assets	
Cash and cash equivalents	$ 16,261,904
Receivables from affiliated organizations	45,671
Other receivables	95,317
Deferred tax asset	1,375,930
Property and equipment, at cost, less accumulated depreciation and amortization (Note 2)	108,239
Prepaid expenses and other assets	179,711
Total assets	$ 18,066,772
Liabilities and Shareholder's Equity	
Accounts payable and accrued expenses	$ 8,514,771
Current tax liability	1,532,524
Payable to affiliated organizations	239,165
Total liabilities	10,286,460
Commitments and contingencies (Note 6)	
Common stock ($0.01 par value, 1,000 shares authorized, issued and outstanding)	10
Paid-in-capital	3,555,418
Retained earnings	4,224,884
Total shareholder's equity	7,780,312
Total liabilities and shareholder's equity	$ 18,066,772

The accompanying notes are an integral part of this financial statement.

1. Nature of Business

Commonfund Securities, Inc. (the "Company") is a Delaware stock corporation managed by its Board of Directors. The Company commenced operations on September 2, 1997 for the purpose of providing broker-dealer services to Commonfund Capital, Inc. and Commonfund Realty, Inc., wholly-owned subsidiaries of Commonfund Holding Company, Inc., ("HoldCo.") a wholly-owned subsidiary of The Common Fund for Nonprofit Organizations ("Commonfund"). On July 1, 1999, the ownership of the Company was transferred to HoldCo. and the Company expanded its broker-dealer services to Commonfund and all of its subsidiaries. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Significant Accounting Policies

Basis of Accounting
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company's results of operations are included in the Federal consolidated and State combined income tax returns of HoldCo. The Company also files separate state income tax returns in other jurisdictions. The Company has a tax sharing agreement with HoldCo., whereby the Company computes its Federal and State income tax liability as if it filed a separate Federal and State income tax return. HoldCo. then requires the subsidiaries to reimburse HoldCo. for payment of such tax liability and has the discretion to use the subsidiaries' tax benefits and will reimburse such subsidiaries accordingly. Current income taxes or benefits are provided for at the appropriate statutory rate applicable to such earnings.

Deferred income taxes are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases ("temporary differences"). Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The deferred income tax asset reported on the statement of financial condition does not include any valuation reserve at June 30, 2010. All cumulative temporary differences are deemed more likely than not to be realized in future years.

The Company adopted the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 740, *Income Taxes*, effective July 1, 2009. This standard provides that a tax benefit from an uncertain position may be recognized when it is more-likely-than-not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. The adoption of this standard had no impact on retained earnings or liabilities of the Company.

As of June 30, 2010, the Company has recorded net deferred tax assets, resulting primarily from temporary differences associated with the Company's deferred and incentive compensation plans.

The Company had no liabilities related to uncertain tax positions or unrecorded tax benefits as of June 30, 2010. The Company is no longer subject to federal, state, or local tax examinations by taxing authorities for years beginning before June 30, 2007. In October 2006, the IRS commenced an examination of the fiscal year 2005 consolidated tax return of HoldCo. and it's wholly owned subsidiaries of which the Company is one of several. The audit was settled in January 2008, which resulted in the IRS increasing the income of the taxable subsidiaries. The Company's share of the income adjustment was $51,257.

The Company policy is to accrue interest and penalties associated with unrecognized tax benefits in Accounts payable and accrued expenses in the Statement of Financial Condition.

Cash and Cash Equivalents
Cash includes cash held on deposit with the Company's custodian, Wells Fargo and Company (formerly, Wachovia). Cash equivalents, invested through The Bancorp Bank, include investments in money market accounts that invest in short-term US government and its agencies securities.

At June 30, 2010, cash and cash equivalents consisted of demand deposits of $311,102 and $12,760,598 and $3,190,204 in the JPMorgan Prime Money Market Fund and the State Street Institutional Liquid Reserves Fund, respectively, which are valued at cost which approximates market value.

Property and Equipment
Expenditures which significantly increase the value or extend the useful lives of assets or which are incurred during a construction phase are capitalized. Property is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation for leasehold improvements is computed using the straight-line method over the term of the lease obligation. Maintenance and repair costs are charged to expense as incurred. The major categories of fixed assets as of June 30, 2010 are Furniture, Fixtures and Equipment with a cost and accumulated depreciation of $167,272 and $85,361, respectively. Leasehold improvements were placed into service on the effective date of the office lease on December 31, 2006 and have a cost and amortization of $52,044 and $25,716, respectively, at June 30, 2010.

3. Related Parties

The Company has substantial transactions with Commonfund and its affiliated entities. Substantially all of the Company's revenues and expenses are derived from transactions with Commonfund and its affiliated entities. Commonfund and its affiliated entities provide certain "centralized services" to the Company, such as information technology, human resources administration, and accounting, for which the Company compensates Commonfund. The Company provides broker-dealer services to Commonfund and its affiliated entities. The Company, in accordance with a transfer pricing policy among Commonfund and its affiliated entities, receives revenue adjusted for all other income or loss items that entitles the Company to earn a 15% profit over its direct costs.

4. Net Capital Requirements

As a registered broker-dealer and member of FINRA, the Company is required to maintain minimum net capital in accordance with the SEC Uniform Net Capital Rule 15c3-1 (the "Rule").

Under the Rule, as a registered broker-dealer, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined, which indebtedness amounted to $10,047,295 at June 30, 2010. At June 30, 2010, the Company's ratio of aggregate indebtedness to net capital was 1.78 to 1 and net capital was $5,660,262, which was $4,990,442 in excess of such required net capital.

5. Concentrations of Credit Risk

The Company's cash is held at a major regional U.S. bank. The Company's cash balance, which typically exceeds Federal Deposit Insurance Corporation insurance coverage, subjects the Company to a concentration of credit risk. The Company regularly monitors the credit ratings of this financial institution in order to mitigate the credit risk that exists with the balances in excess of insured amounts.

6. Commitments and Contingencies

The Company has an office share agreement with Commonfund whereby the Company is charged rent based on square footage occupied at Commonfund's headquarters. Rental expense for the year ended June 30, 2010 was $584,247. Additionally, on December 1, 2006 the Company entered into an office lease agreement for its Los Angeles office at an annual rent of $131,611 plus any increases in operating expense over its base year. The term of the Los Angeles lease is 7 years and 1 month.

In the normal course of business, the Company enters into contracts that contain a variety of warranties and indemnifications that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

7. Incentive Compensation Plans

The Company offers a number of compensation programs ("the Plans") to attract and retain key personnel. Compensation under certain of these programs will be paid in future years to eligible employees who are employed by the Company. The costs of the Plans are recognized over the scheduled service periods. Amounts charged to expense included in salaries, benefits and payroll taxes in the financial statements related to the Plans were $1,418,425 for the year ended June 30, 2010. The related Plan liability of $3,840,262 is included in Accounts payable and accrued expenses in the Statement of Financial Condition at June 30, 2010. As of June 30, 2010, the unvested future payments related to the awards made under the Plans are summarized as follows:

Fiscal Year	Totals
2011	$1,910,214
2012	1,113,097
2013	50,000
2014	50,000
Total	**$3,123,311**

In June 2010, the Company, a wholly owned subsidiary of Commonfund, participated in a restructuring plan ("Restructure Plan") consummated by Commonfund and its wholly owned subsidiaries ("Commonfund Group"). The Restructure Plan was established to offer eligible employees of the Commonfund Group who suffer involuntary termination of employment as the result of the Commonfund Group's 2010 restructuring of its operations to receive severance pay and additional benefits pursuant to plan provisions. The Company's cost under the restructuring is approximately $160,000 and is included in Accounts payable and accrued expenses.

8. Subsequent Events

In accordance with the provisions set forth in FASB Accounting Standards Codification Topic 855, *Subsequent Events*, adopted by the Company as of June 30, 2010, management has evaluated the possibility of subsequent events existing in the Company's financial statements through August 25, 2010, the date the financial statements were available to be issued. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statement through this date.